Exhibit 99.1

Franco-Nevada Provides Updates on Cobre Panama, Timing of Release of 2013 Results and 2014 Outlook

TORONTO, January 28, 2014 - Franco-Nevada Corporation (“Franco-Nevada”) (TSX: FNV, NYSE: FNV) is pleased to provide the following updates:

Cobre Panama Project

In August 2012, Franco-Nevada announced a $1 billion precious metals stream financing with Inmet Mining Corporation (“Inmet”) for the Cobre Panama project.  Under the terms of that agreement, Franco-Nevada committed to fund up to $1 billion after an initial $1 billion had been spent by Inmet.   In December 2012, Inmet updated its mine plan to incorporate additional reserves.  In March 2013, Inmet was acquired by First Quantum Minerals Ltd. (“First Quantum”).  First Quantum today has provided a further update on the Cobre Panama project with the following highlights from a Franco-Nevada perspective:

•             Larger project:  The revised project will have installed capacity approximately 17% higher than the Inmet plan.

•             Revised development timeframe:  First concentrate production is now expected in Q4 2017.

•             Comparable capital cost: Capital is now estimated at $6.4 billion including $1,465 million incurred at November 30, 2013.

Additional details about the revised Cobre Panama project is available in First Quantum’s disclosure.  Franco-Nevada has not yet started to contribute to the project as First Quantum was revising its mine plans.  First Quantum has also requested changes to the existing security and reporting requirements under the stream agreement.  Franco-Nevada will consider changes to achieve a mutually beneficial outcome.

2013 Results and 2014 Outlook

Franco-Nevada intends to release fourth quarter and full year 2013 results after market close on Wednesday, March 19, 2014.  A conference call and presentation is planned for the following morning on Thursday, March 20, 2014 at 10:00 a.m. Eastern Time to discuss the results as well as provide Franco-Nevada’s 2014 outlook.  Interested investors are invited to participate as follows:

•             Via Conference Call:  Toll-Free: (888) 231-8191; International: (647) 427-7450; Title: Franco-Nevada 2013 Results and 2014 Outlook.

•             Conference Call Replay: A recording will be available until March 27, 2014 at the following numbers: Toll-Free (855) 859-2056; International (416) 849-0833; Pass code 51386489.

•             Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

To coincide with the 2013 results, Franco-Nevada will also have available its new 2014 Asset Handbook.

Corporate Summary

Franco-Nevada is a gold-focused royalty and stream company.  The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest development projects in the world.  Its business model provides investors with exploration optionality while limiting exposure to operating and capital cost risks.  Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay monthly dividends.  Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328	416-306-6303
info@franco-nevada.com

FORWARD LOOKING STATEMENTS

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities.  Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements.  A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation, fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas), fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar, changes in national and local government legislation, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held, risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators, influence of macroeconomic developments, business opportunities that become available to, or are pursued by Franco-Nevada, reduced access to debt and equity capital, litigation, title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, whether or not the Company is determined to have PFIC status, excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, rate and timing of production differences from resource estimates, risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, and the integration of acquired assets.  The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio, the Company’s ongoing income and assets relating to determination of its PFIC status, no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest, integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.  However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and readers are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, readers should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s Annual Information Form, as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.  The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.